Exhibit 99.1
VisionChina Media Inc. Announces Second Quarter 2009 Results
Second Quarter 2009 Total Revenues Grow 51.8%Year-Over-Year
Second Quarter 2009 Gross Profit Increases 37.6% Year-Over-Year
BEIJING, August 11, 2009 — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Highlights
•	Total revenues in the second quarter of 2009 grew 51.8% year-over-year to $30.8 million.

•	Gross profit in the second quarter of 2009 was $16.4 million, an increase of 37.6% from $11.9 million in the second quarter of 2008.

•	Operating profit in the second quarter of 2009 was $7.4 million, a decrease of 5.4% from $7.8 million in the second quarter of 2008.

•	Net income attributable to VisionChina Media’s shareholders in the second quarter of 2009 was $7.1 million, a decrease of 16.7% from $8.5 million in the second quarter of 2008.

•	Basic and diluted net income per share in the second quarter of 2009 were both $0.10 (each ADS representing one common share), compared to $0.12 for both in the second quarter of 2008 and $0.09 for both in the first quarter of 2009.

•	Net operating cash inflow totaled $7.7 million in the second quarter of 2009. The Company had cash and cash equivalents of $108.4 million as of June 30, 2009.

•	The Company’s advertising network covered 18 cities as of June 30, 2009.

•	Network capacity, which is measured by total broadcasting hours, reached 34,399 hours in the second quarter of 2009, compared to 29,523 hours in the second quarter of 2008 and 32,737 hours in the first quarter of 2009.

•	As of June 30, 2009, the Company’s advertising network included 82,349 digital displays on buses, subway trains and platforms as well as other platforms, compared to 81,690 digital displays at the end of the first quarter of 2009.

•	In the second quarter of 2009, the Company sold a total of 220,063 advertising minutes in its advertising network compared to 184,045 minutes in the first quarter of 2009.

•	On average, the Company sold 6.40 advertising minutes per broadcasting hour in the second quarter of 2009, compared to 8.14 minutes per broadcasting hour in the second quarter of 2008 and 5.62 minutes per broadcasting hour in the first quarter of 2009.

•	Average advertising service revenues per broadcasting hour grew 30.9% year-over-year to $865 per broadcasting hour from $661 per broadcasting hour in the second quarter of 2008, and grew 9.2% from $792 per broadcasting hour in the first quarter of 2009.
“Our management team successfully delivered strong results during the quarter and met our financial targets for the first half of the year despite a challenging advertising market,” said Mr. Limin Li, VisionChina Media’s chairman and chief executive officer. “This demonstrates the value of our network and our ability to capture mindshare from traditional TV advertisers as well as out-of-home advertisers.”
Mr. Li continued, “While some advertisers are beginning to benefit from government stimulus spending and increased lending, and the advertising market has begun to show signs of improvement, we remain cautiously optimistic for the second half of this year. Our goal is to position VisionChina Media to fully realize the benefits of an eventual rebound of China’s economy. To accomplish this, we have implemented a number of strategic initiatives. First, we continue to focus our sales efforts on penetrating new key clients, particularly large multinational brands such as Unilever. Second, we are evaluating our advertising network to identify attractive opportunities for expansion into new markets and increase our penetration in existing markets. Third, in recent weeks, we have further enhanced our management capabilities with a number of strategic hires including senior traditional TV industry advertising sales executives and a new chief financial officer. Finally, we are actively monitoring our competitive landscape for potential investment opportunities. With these initiatives in place, I am confident that VisionChina Media is well positioned to benefit from improving market conditions and future opportunities.”
Mr. Scott Chen, VisionChina Media’s chief financial officer, added, “Since joining VisionChina Media in June, I have been very impressed by the caliber of the management team and their focus on executing on the Company’s strategies. The team’s ability to deliver strong performance across all operating metrics during the second quarter clearly demonstrates the strength of our real-time media platform and our sales capabilities. In the near-term, the uncertain economic environment and competitive pricing pressures may weigh on our financial performance. However, we foresee significant opportunities to enhance our media platform through dedicated focus on revenue growth and cost control. Our management team will work to leverage our strong market position to guide stable growth and continue to deliver value to our shareholders.”
Second Quarter 2009 Results
VisionChina Media’s total revenues were $30.8 million in the second quarter of 2009, an increase of 51.8% compared to $20.3 million in the second quarter of 2008 and an increase of 13.0% compared to $27.3 million in the first quarter of 2009. The year-over-year and quarter-over-quarter increases were due to the growing acceptance of the Company’s media platform by traditional TV and out-of-home advertisers in China.
Total broadcasting hours reached 34,399 in the second quarter of 2009 compared to 29,523 in the second quarter of 2008 and 32,737 in the first quarter of 2009. Average advertising revenues per broadcasting hour were $865 in the second quarter of 2009 compared to $661 in the second quarter of 2008 and $792 in the first quarter of 2009. On average, the Company sold 6.40 advertising minutes per broadcasting hour in the second quarter of 2009 compared to 8.14 minutes per broadcasting hour in the second quarter of 2008 and 5.62 minutes per broadcasting hour in the first quarter of 2009. In the second quarter of 2009, the Company sold a total of 220,063 advertising minutes in its advertising network compared to 240,358 minutes in the second quarter of 2008 and 184,045 minutes in the first quarter of 2009. During the second quarter of 2009, 274 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents compared to 267 advertisers in the first quarter of 2009.
Media cost, the most significant component of the Company’s advertising service cost of revenues, was $11.7 million in the second quarter of 2009, representing 81.4% of total advertising service costs, compared to $6.2 million, or 75.0% of total advertising service costs in the second quarter of 2008, and $11.2 million, or 80.5% of total advertising service costs in the first quarter of 2009.
Gross profit in the second quarter of 2009 was $16.4 million, an increase of 37.6% from $11.9 million in the second quarter of 2008, and an increase of 23.5% from $13.3 million in the first quarter of 2009. The increase in gross profit from the first quarter of 2009 was primarily due to relatively unchanged media costs and the increase in revenues as a result of an improved overall sales environment. Advertising service gross margin was 53.3% in the second quarter of 2009, compared to 59.1% in the second quarter of 2008 and 48.7% in the first quarter of 2009. The year-over-year decrease in gross margin was primarily due to an increase in fixed media costs as the Company expanded its network across new cities and media platforms over the year. The quarter-over-quarter increase in gross margin is a result of the Company’s increased revenues combined with higher utilization rates and relatively stable fixed media costs as the Company did not enter any new cities during the second quarter.
Selling and marketing expenses were $6.7 million in the second quarter of 2009, an increase of 124.0% compared to $3.0 million in the second quarter of 2008, and an increase of 26.4% compared to $5.3 million in the first quarter of 2009. Selling and marketing expenses represented 21.7% of the Company’s advertising service revenues in the second quarter of 2009 compared to 14.8% in the second quarter of 2008 and 19.4% in the first quarter of 2009. The increase in sales and marketing expenses is due to the increased sales and marketing efforts required to support VisionChina Media’s enlarged revenue base, particularly as the Company’s advertising clients have remained conservative in their advertising spending in the first half of 2009.
General and administrative expenses were $2.1 million in the second quarter of 2009, an increase of 115.0% compared to $1.0 million in the second quarter of 2008, and an increase of 42.6% compared to $1.5 million in the first quarter of 2009.
Losses from equity method investments related to the Company’s nine joint ventures amounted to $0.23 million in the second quarter of 2009, compared to a loss of $0.17 million in the second quarter of 2008, and a loss of $0.36 million in the first quarter of 2009.
Operating profit was $7.4 million in the second quarter of 2009, a decrease of 5.4% from $7.8 million in the second quarter of 2008, and an increase of 19.7% from $6.1 million in the first quarter of 2009. The quarter-over-quarter increase in operating profit was primarily due to increased revenues as the advertising market has gradually improved over the course of 2009.
In the second quarter of 2009, the Company recorded a tax expense of $0.64 million representing an effective tax rate of 8.3%.
Net income attributable to VisionChina Media’s shareholders was $7.1 million in the second quarter of 2009, a decrease of 16.7% from $8.5 million in the second quarter of 2008, and an increase of 5.5% from $6.7 million in the first quarter of 2009. Basic and diluted net income per share for the second quarter of 2009 were both $0.10. The Company’s second quarter 2009 net income attributable to VisionChina Media’s shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), was $8.9 million.
The total number of cities covered by VisionChina Media’s advertising network stood at 18 as of June 30, 2009.
As of June 30, 2009, the Company’s network had grown to include 82,349 total digital displays on buses, subway trains and platforms as well as other platforms, compared to 60,160 digital displays at the end of the second quarter of 2008 and 81,690 at the end of the first quarter of 2009.
As of June 30, 2009, the Company had 524 employees, compared to 502 employees as of March 31, 2009. Of the Company’s total employees as of June 30, 2009, 337 employees were sales and marketing personnel, compared to 320 as of March 31, 2009.
As of June 30, 2009, the Company had cash and cash equivalents of $108.4 million compared to $122.9 million as of March 31, 2009. The decrease in cash and cash equivalents during the second quarter was primarily due to a $20.6 million consideration payment in relation to the Company’s acquisition of six advertising businesses during 2008.
Any remaining consideration for these acquisitions in 2010 and 2011 will be based on the performance of the acquired businesses in 2009 and 2010. According to the related acquisition agreements, the maximum aggregate future cash consideration in 2010 and 2011 for the six advertising businesses for 2009 and 2010 performance combined is RMB474.5 million, or approximately US$69.4 million. The actual earn-out payments in 2010 and 2011 may be significantly lower than the maximum amount if the performance of the acquired businesses does not meet predetermined thresholds.
Other Recent Developments
On June 24, 2009, the Company welcomed Mr. Scott Chen as chief financial officer. Mr. Chen joined VisionChina Media from the investment banking division of Nomura where he served as an executive director and head of industry coverage for the Media sector. From 2002 to 2008, Mr. Chen worked at Lehman Brothers in Hong Kong where he started as a corporate finance generalist before shifting to the technology and media sectors. His investment banking experience spans equity, debt and M&A transactions for a variety of clients including outdoor media, online gaming, education and e-commerce companies. Prior to Lehman Brothers, Mr. Chen was a management consultant at Deloitte Consulting in Taipei, Taiwan from 1998 to 2000. He began his career at PricewaterhouseCoopers in its New York and San Francisco offices, where he worked as a management consultant from 1995 to 1998. Mr. Chen holds a Master of Business Administration with a major in finance from The Wharton School of the University of Pennsylvania as well as a Bachelor of Science in operations research and industrial engineering from Cornell University. Mr. Chen is based at the Company’s headquarters in Shenzhen, China.
In April 2009, the Company expanded its exclusive rights to operate on the Guangzhou subway network. According to the terms of the agreement, the Company has increased its rights to include local Guangzhou based advertisers as well as national advertisers. This is significant because Guangzhou will host the 2010 Asian games.
Business Outlook
The rebound in the advertising sector that the Company had anticipated earlier this year has been slower than expected. This has resulted in a more challenging sales environment and has intensified competition within the industry. Therefore, the Company is revising full-year guidance to more accurately and cautiously reflect estimates for the second half of 2009.
The Company estimates total revenues in the third quarter of 2009 to range from $30.7 million to $32.1 million. Third quarter 2009 net income attributable to VisionChina Media’s shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is expected to be between $7.5 million and $8.3 million.
Accordingly, the Company is revising its estimates for the full year of 2009 and now expects total revenues to range from $121 million to $124 million. The Company expects net income attributable to VisionChina Media’s shareholders for the full year of 2009, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), to be between $31.0 million and $33.0 million.

The Company bases these estimates on a foreign exchange rate of RMB6.840 per US$1.00.
The Company noted that its guidance is based on its current network of 18 cities that, as of the release date, have already been secured by exclusive contracts. If and when more cities are added, management’s forecast will be impacted.
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: + 1-800-706-7741
Hong Kong: + 852-3002-1672
International: + 1-617-614-3471
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until September 10, 2009.
U.S. Toll Free: + 1-888-286-8010
International: + 1-617-801-6888
Passcode: 62432099
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.
About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of June 30, 2009, VisionChina Media’s advertising network included 82,349 digital television displays on mass transportation systems in 18 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.
Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and amortization of intangible assets. The company believes that the non-GAAP financial measures provide investors with another method of assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86 (10) 8418-7475
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1 (646) 460-9989
E-mail:jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	June 30 ,2009	March 31,2009	December 31,2008
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	108,423,533	122,932,102	163,248,286
Accounts receivable, net	42,339,324	37,248,197	38,296,590
Amounts due from related parties	5,360,175	5,701,964	5,225,564
Prepaid expenses and other current assets	12,755,064	12,726,636	9,431,279
Deferred tax assets	131,464	165,481	273,325

Total current assets	169,009,560	178,774,380	216,475,044
Non-current Assets:
Fixed assets, net	9,992,372	9,861,870	10,205,784
Investments under equity method	7,073,617	7,302,573	7,686,065
Other investments	2,268,619	2,268,354	2,276,034
Long-term prepayments and deposits	22,478,630	22,506,726	21,888,068
Intangible assets	12,607,368	13,296,440	14,034,343
Goodwill	56,938,990	48,084,947	21,074,229

Total non-current assets	111,359,596	103,320,910	77,164,523

TOTAL ASSETS	280,369,156	282,095,290	293,639,567

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	1,797,645	878,636	1,237,262
Amounts due to related parties	917,542	948,297	786,284
Consideration payable	2,998,639	15,041,258	30,734,610
Income tax payable	981,573	272,390	39,209
Accrued expenses and other current liabilities	8,082,401	6,530,471	9,507,341

Total current liabilities	14,777,800	23,671,052	42,304,706
Non-current Liabilities:
Consideration payable	5,182,838	4,878,372	2,776,173
Deferred tax liabilities	2,707,447	2,810,669	2,924,073

Total non-current liabilities	7,890,285	7,689,041	5,700,246

Total liabilities	22,668,085	31,360,093	48,004,952

Equity:
Common shares	7,155	7,148	7,182
Additional paid-in capital	189,687,145	189,812,306	190,694,719
Accumulated profits	57,294,128	50,217,901	43,509,296
Accumulated other comprehensive income	10,224,042	10,184,971	10,862,017

Total VisionChina Media Inc. shareholders’ equity	257,212,470	250,222,326	245,073,214
Non-controlling interest	488,601	512,871	561,401

Total equity	257,701,071	250,735,197	245,634,615

TOTAL LIABILITIES AND EQUITY	280,369,156	282,095,290	293,639,567

Note 1: Information extracted from the audited financial statements included in the 2008 Form 20-F of the Company filed with the Securities and Exchange Commission on April 6, 2009.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	30,806	27,266	20,165
Advertising equipment revenue	—	—	124

Total revenues	30,806	27,266	20,289
Cost of revenues:
Advertising service cost	-14,401	-13,978	-8,257
Advertising equipment cost	—	—	-108

Total cost of revenues	-14,401	-13,978	-8,365

Gross profit	16,405	13,288	11,924
Operating expenses:
Selling and marketing	-6,692	-5,295	-2,987
General and administrative	-2,131	-1,494	-991

Total operating expenses	-8,823	-6,789	-3,978
Loss from equity method investees	-230	-357	-173

Operating profit	7,352	6,142	7,773
Interest income	343	755	733
Other expenses	-3	—	-2

Net income before income taxes	7,692	6,897	8,504
Income tax expenses	-640	-237	-32

Net income	7,052	6,660	8,472
Net loss attributable to non-controlling interest	24	49	22

Net income attributable to VisionChina Media Inc. shareholders	7,076	6,709	8,494

Net income attributable to VisionChina Media Inc. shareholders per share:
Basic	0.10	0.09	0.12
Diluted	0.10	0.09	0.12

Shares used in computation of net income attributable to VisionChina Media Inc. shareholders per share:
Basic	71,468,554	71,734,562	68,888,659
Diluted	72,383,487	72,808,512	72,115,604

Share-based compensation expenses during the related periods included in:
Cost of revenues	-7	-10	-9
Selling and marketing expenses	-988	-1,005	-347
General and administrative expenses	-129	-116	-37

Total	-1,124	-1,131	-393

Reconciliation from GAAP net income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net income attributable to VisionChina Media Inc. shareholders (GAAP)	7,076	6,709	8,494
Add back share-based compensation expenses during the related periods	1,124	1,131	393
Add back intangible assets amortization expenses during the related periods	689	690	341

Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	8,889	8,530	9,228